

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 29, 2006

Mr. Walton C. Vance
Chief Accounting Officer
Capco Energy, Inc
5555 San Felipe, Suite 725
Houston, TX 77056

> **Re:** **Capco Energy, Inc**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed August 11, 2006**
> **File No. 0-10157**

Dear Mr. Vance:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Evaluation of Disclosure Controls and Procedures, page 22

1.   We note that you concluded your disclosure controls are not effective. Revise your disclosure to address what steps you have taken, and plan to take, to correct the situation you describe and when you expect such steps to be completed.

Changes in Internal Controls, page 22

2.   Please disclose whether there have been any changes in your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please refer to Section II.F.3 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Consolidated Balance Sheet, page F-3

3.   We note that the book value of your of oil and gas properties using the full cost method exceeds the standardized measure of discounted future net cash flows on page F-33. Tell us why you believe such assets are not impaired, and provide the supporting analysis you performed to reach such conclusion. We may have further comment.

Liquidity and Capital Resources, page F-16

4.   We note your disclosure on page F-31 with regard to your need to raise $74.7 million by August 31, 2006. Revise this liquidity discussion to disclose this material commitment and the expected source of funds, as required by Regulation S-B Item 303(b)(iii).

Notes to Consolidated Financial Statements

Note 2 – Business Combination, Acquisition and Divestitures, page F-17

5.   We note the disclosure of the Purchase and Sale Agreement ("Agreement") with
        Hoactzin Partners, L.P. ("Hoactzin"). With regard to the Agreement, tell us in
        greater detail:

        • the terms of the Agreement,
        • the assets you sold and the consideration you received, and
        • how this transaction was recorded in your financial statements.

        Include references to the relevant authoritative literature to justify your
        conclusions. We may have further comment.

Note 15 – Subsequent Events, page F-31

6.   We note the disclosure of the venture associated with Hoactzin. Tell us in greater
        detail:

        • How the venture was formed and its legal status,
        • Your financial interest in the venture and how you have accounted for it.

        Include references to the relevant authoritative literature to justify your
        conclusions. We may have further comment.

Exhibits 31.1 and 31.2

7.   Please file the certifications that are worded exactly as contained in Regulation S-
        B Item 601(b)(31). We note the title of the document and introduction should not
        refer to the title of the signer.

Form 10-QSB for the Fiscal Quarters Ended June 30, 2005, September 30, 2005, March
31, 2006, and June 30, 2006

8.   We note the above periodic reports required by the Securities and Exchange Act
        of 1934 have not yet been filed. Please file these reports immediately and tell us
        why you have not timely filed such reports by the prescribed deadline for such
        forms.

Engineering Comments

Mr. Walton C. Vance
Capco Energy, Inc.
September 29, 2006
page 4

Item 2. Description of Properties, page 9

Productive Wells, page 13

9.   We note your disclosure of 93 gross wells that are producing or "capable of
        production including wells that are shut in." Please tell us how many of these
        wells were producing and how many were shut-in awaiting workovers or
        maintenance at year-end 2005. Include the proved reserves you have attributed to
        these shut-in wells.

Notes to Consolidated Financial Statements, page F-11

16. Supplemental Information About Oil and Gas Producing Activities (Unaudited), page
F-31

10.   We note your disclosure of significant revisions of proved reserves for year-end
        2005. Please provide to us the engineering reports, in hard copy and electronic
        format, that are the bases for your year-end 2005 proved reserve disclosures.
        Include additional detailed property-level technical information you consider to
        be appropriate that reconciles changes to your proved reserves from the beginning
        of 2005 to year-end.

11.   Please tell us whether you discharged a consulting engineer due to disagreements
        over reserve estimates and, if so, the details of such discharge.

Standardized Measure of Discounted Net Cash Flows and Changes Therein, page F-33

12.   We note the absence of the standardized measure for the year ending 2004. In
        future documents, please include such information per Financial Accounting
        Standard 69, paragraph 7.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief